UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                 SCHEDULE 13G/A

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                             E.on AG (f/k/a Veba AG)
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                                (Name of issuer)

                                 Ordinary Shares
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                         (Title of class of securities)

                                    268780103
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                                 (CUSIP number)

                                  June 15, 2001
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             (Date of Event which requires filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this schedule is filed:

                                ( )Rule 13d-1 (b)
                                (X)Rule 13d-1 (c)
                                ( )Rule 13d-1 (d)
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CUSIP No. 268780103                    13G                     Page 2 of 8 Pages
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) ( )
                                                                       (b) ( )
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3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------------- ---------------------------------------------
NUMBER OF SHARES        5      SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING              17,710,629
PERSON WITH           ----------------------------------------------------------
                        6      SHARED VOTING POWER

                               63,275,628*
                      ----------------------------------------------------------
                        7      SOLE DISPOSITIVE POWER

                               17,710,629
                      ----------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER

                               66,429,178*
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 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         84,139,807*
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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    ( )
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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         11.0%*
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12       TYPE OF REPORTING PERSON

         HC, BK, CO
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*  Includes  up  to   20,685,491   Ordinary   Shares  which  are  borrowed  from
third-parties.

Item 1(a).  Name of Issuer:

            E.on AG f/k/a Veba AG (the "Issuer")

Item 1(b).   Address of Issuer's Principal Executive Offices:

            The  address  of  the  Issuer's   principal   executive  offices  is
Bennigsenplatz 1, 40474 Duesseldorf, Nordrhein-Westfalen, Federal Republic of Germany.


Item 2(a).  Name of Person Filing:

            This statement is filed on behalf of Deutsche Bank AG ( the "Reporting Person").

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            The  principal  place  of  business  of  the  Reporting   Person  is
Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

Item 2(c).  Citizenship:

            The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).  Title of Class of Securities:

            The title of the securities is Ordinary Shares, which also includes securities held in the form of American Depository Shares (the "Ordinary Shares").

Item 2(e).  CUSIP Number:

            The CUSIP number of the Ordinary Shares is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            (a)  ( )    Broker or dealer registered under section 15 of the Act;

            (b)  ( )    Bank as defined in section 3(a)(6) of the Act;

            (c)  ( )    Insurance  Company as defined in section 3(a)(19) of the
                        Act;

            (d)  ( )    Investment  Company  registered  under  section 8 of the
                        Investment Company Act of 1940;

            (e)  ( )    An  investment  adviser  in  accordance  with Rule 13d-1
                        (b)(1)(ii)(E);

            (f)  ( )    An  employee   benefit  plan,   or  endowment   fund  in
                        accordance with Rule 13d-1 (b)(1)(ii)(F);

            (g)  ( )    A parent holding company or control person in accordance
                        with Rule 13d-1 (b)(1)(ii)(G);

            (h)  ( )    A savings  association as defined in section 3(b) of the
                        Federal Deposit Insurance Act;

            (i)  ( )    A church plan that is excluded from the definition of an
                        investment   company  under  section   3(c)(14)  of  the
                        Investment Company Act of 1940;

            (j)  ( )    Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1 (c), check this box. (X)

Item 4.     Ownership.

            (a)  Amount beneficially owned:

                 The  Reporting  Person  owns the amount of the  Ordinary Shares as set forth on the cover page.

            (b)  Percent of class:

                 The Reporting Person owns the percentage of the Ordinary Shares as set forth on the cover page.

            (c)  Number of shares as to which such person has:

                 (i)  sole power to vote or to direct the vote:

                      The Reporting  Person has the sole power to vote or direct the vote of the Ordinary Shares as set forth on the cover page.

                 (ii)  shared power to vote or to direct the vote:

                       The Reporting Person has the  shared  power  to  vote  or
                 direct the vote of the Ordinary Shares as set forth on the cover page.

                 (iii) sole power to dispose or to direct the disposition of:

                       The  Reporting  Person  has the  sole power to dispose or
                  direct the disposition of the Ordinary Shares as set forth on the cover page.

                  (iv)  shared power to dispose or to direct the disposition of:

                        The Reporting  Person has the shared power to dispose or
                  direct the disposition of the Ordinary Shares as set forth on the cover page.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Other than the 17,735,429 Ordinary Shares beneficially owned by the Reporting Person or one of its subsidiaries in proprietary accounts, investment management clients of the Reporting Person and the Reporting Person's subsidiaries have the ultimate right to dividends from Ordinary Shares held on their behalf and the proceeds from the sale of Ordinary Shares held on their behalf.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            The  following  are  subsidiaries  of  the  Reporting  Person  which acquired  the  Ordinary  Shares  included  in the  figures  on the cover  pages:
Deutsche Asset Management Investmentgesellschaft GmbH; Deutscher Herold Lebensversicherungs Aktiengesellschaft der Deutschen Bank; Deutsche Asset Management International GmbH; Deutsche Asset Management (International) Limited; Deutsche Asset Management Investment Services Limited; Deutsche Asset Management Limited; Deutsche Asset Management Life & Pensions Limited; Nissay Deutsche Asset Management Europe Limited; Deutsche Investment Trust Managers Limited; Deutsche Bank Luebeck Aktiengesellschaft Vormals Handelsbank; Deutsche Vermoegensbildungsgesellschaft mbH; DWS Investment GmbH; DWS (Austria) Investmentgesellschaft mbH; Finanza & Futuro S.p.A.; Deutsche Bank (Suisse) S.A.; Deutsche Asset Management (Japan); DB Gestion S.G.I.I.C., S.A.; Deutsche Asset Management S.A.; Paris, Deutsche Funds Management Inc.; Morgan Grenfell & Co. Limited; Deutsche Bank S.A., Brussels; and DB Equity Hedge Limited.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 26, 2001

                                           DEUTSCHE BANK AG

                                           By: /s/Jeffrey A. Ruiz
                                              ----------------------------------
                                              Name:   Jeffrey A. Ruiz
                                              Title:  Vice President

                                           By: /s/Margaret M. Adams
                                              ----------------------------------
                                              Name:   Margaret M. Adams
                                              Title:  Director